04002632

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DORAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1451 Roosevelt Ave.
(No. and Street)

Puerto Nuevo (City) PR (State) 00920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lizette Rodriguez (787)474-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

254 Muñoz Rivera Ave. Suite 900 Hato Rey PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lizette Rodriguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doral Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Affidavit #5260

Signature

Senior VP-Controller

Title

Notary Public

VICTOR R. NUÑEZ ARCO ABOGADO-NOTARIO PUERTO RICO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Doral Securities, Inc.

(a wholly-owned subsidiary of Doral Financial Corporation)

Statement Financial Condition

December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
254 Munoz Rivera Avenue
BBV Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Auditors

To the Board of Directors
and Stockholder of Doral Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Doral Securities, Inc. (the "Company") (a wholly-owned subsidiary of Doral Financial Corporation) at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2004

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1935623 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Doral Securities, Inc.
(a wholly-owned subsidiary of Doral Financial Corporation)
Statement of Financial Condition
December 31, 2003

Assets	
Cash	$ 789,321
Securities segregated under federal and other regulations, at fair value	3,209,663
Securities purchased under agreements to resell, including $19,331,000 with affiliates	69,331,000
Securities owned, at fair value	15,444,054
Securities pledged to creditors, at fair value	51,151,458
Receivables	
Brokers and dealers	1,959,155
Accrued interest	422,788
Customers	17,536,062
Due from employees	50,012
Other receivables, net of allowance for bad debts of $278,419	678,660
Prepaid expenses and other assets	107,013
Furniture and equipment, net	39,723
	$ 160,718,909
Liabilities and Stockholder's Equity	
Securities sold under agreements to repurchase, including $1,866,277 with affiliates	$ 115,474,102
Payables	
Brokers and dealers	1,508,201
Accrued interest	86,449
Customers	736,925
Income tax payable	55,589
Accrued expenses and other liabilities	906,435
Deferred tax liability	247,378
Due to parent company and affiliates	18,443,824
Total liabilities	137,458,903
Commitments and contingencies (see Note 10)	-
Stockholder's equity	
Common stock, $.01 par value; 1,000 shares authorized; 650 shares issued and outstanding	7
Additional paid-in capital	9,354,993
Retained earnings	13,905,006
Total stockholder's equity	23,260,006
	$ 160,718,909

The accompanying notes are an integral part of these financial statements.

1. Reporting Entity

Doral Securities, Inc. (the Company) is a wholly-owned subsidiary of Doral Financial Corporation ("Doral Financial" or the "parent company") and was incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage and investment advisory services and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company operates in the Commonwealth of Puerto Rico.

The Company is a registered broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer.

2. Summary of Significant Accounting Policies

The following is a description of the more significant accounting policies followed by the Company:

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Securities transactions of the Company are recorded on a trade date basis. Securities owned are carried at market or estimated fair value, if market value is not readily determinable. Unrealized gains and losses on securities, including forward, futures and options, if any, are reflected in the statement of operations.

Fee Income
Agency fees and investment banking, management and designation fees, as well as investment management and advisory fees are recorded as income at the completion of the service.

Furniture and Equipment
Furniture and equipment are initially recorded at cost and are depreciated using the straight-line method over the estimated useful life of the related assets (between 1 and 5 years).

Securities Sold/Purchased under an Agreement to Repurchase/Resell
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) and sale of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financing transactions.

It is the policy of the Company to obtain possession of collateral with a market value in excess of the principal amount loaned under reverse repos, and such collateral is not reflected in the financial statements because the counterparties retain effective control over such securities. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The Company maintains control over the securities sold under

repurchase agreements. The securities pledged as collateral under such agreements are included in the financial statements.

Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns based on enacted tax laws.

Deferred tax assets and liabilities are attributable primarily to temporary differences resulting from net unrealized gains and losses on trading inventories, the allowance for bad debts and other revenues and expenses which are reported for tax purposes in different years than for financial statement purposes.

Fair Value of Financial Instruments
The majority of the Company's financial assets and liabilities are either valued at market or estimated fair value, or, because of their short-term nature at cost which approximate fair value. Fair values for these financial instruments are based on quoted market prices, or quoted prices for similar financial instruments or on pricing models based on discounted anticipated cash flows.

Recent Accounting Pronouncements
In January 2003, the Financial Accounting Standard Board (FASB) issued Interpretation No. 46 ("FIN 46"). This interpretation provides guidance on how to identify a variable interest entity and determine when the assets, liabilities, noncontrolling interests and results of operations of a variable interest entity should be consolidated by the primary beneficiary. The primary beneficiary is the enterprise that will absorb a majority of the variable entity's expected losses or receive a majority of the expected residual returns as a result of holding variable interests. The recognition and measurement provisions of this Interpretation apply at inception to any variable interest entity formed after January 31, 2003, and become effective for existing variable interest entities on the first interim or annual reporting period beginning after March 15, 2004. The Company adopted the provisions of FIN 46 for variable interest entities formed on or after February 1, 2003, which did not have a material effect on the Company's financial statements. The adoption of this statement did not have any impact on the Company's financial position or result of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 primarily provides clarification on the definition of derivative instruments within the scope of FASB Statement No. 133. Generally, this Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a material impact on the Company's financial position or result of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The provisions of this statement are effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period

beginning after June 15, 2003. The adoption of this statement did not have any impact on the Company's financial position or result of operations.

3. Securities Segregated Under Federal and Other Regulations

The Company has segregated mortgage-backed securities amounting to $3,209,663 in a special reserve account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Securities Owned and Securities Pledged to Creditors

Securities owned and securities pledged to creditors, at fair value, at December 31, 2003, consisted of the following:

	Securities Seggregated under Federal and Other Regulations	Securities Owned	Securities Pledged to Creditors	Total
Obligations of the Commonwealth of Puerto Rico and its agencies	$ -	$ 2,932,500	$ 2,713,500	$ 5,646,000
Mortgage-backed securities	3,209,663	11,989,825	48,437,958	63,637,446
United States agency securities	-	499,979	-	499,979
Other marketable securities	-	21,750	-	21,750
	$ 3,209,663	$ 15,444,054	$ 51,151,458	$ 69,805,175

At December 31, 2003 gross unrealized gains and gross unrealized losses amounted to $918,655 and $5,933, respectively.

At December 31, 2003, $51,151,458 of securities owned were pledged as collateral for repurchase agreements. These securities may be repledged by the counterparty, and are presented separate in the statement of financial condition as securities pledged to creditors.

5. Furniture and Equipment

At December 31, 2003, furniture and equipment is composed of the following:

	Useful life in years	
Furniture and fixtures	5	$ 50,267
Computer systems	3	544,803
		595,070
Less: Accumulated depreciation		555,347
		$ 39,723

6. Related Party Transactions

Due to parent company and affiliates relates to the cost of operating services provided by Doral Financial or expenses paid on behalf of the Company, as well as the amounts due on securities transactions with affiliates. The expenses for services provided by Doral Financial for the year ended December 31, 2003 amounted to $269,986. The Company provides brokerage services to affiliates for which it receives a fee. For the year ended December 31, 2003 fees for such services approximated $2,345,297 which is presented as part of agency fees in the accompanying statement of operations.

At December 31, 2003, the parent company has provided a guarantee to all counterparties to repurchase agreements at no cost to the Company.

At December 31, 2003, securities purchased under agreements to resell and securities sold under agreements to repurchase with affiliates amounted to $19,331,000 and $1,866,277, respectively. For the year ended December 31, 2003, interest income on securities purchased under agreements to resell and interest expense on securities sold under agreements to repurchase with affiliates amounted to $558,680 and $226,633, respectively.

7. Securities Sold Under Agreements to Repurchase and Securities Purchased under Agreements to Resell

The fair value of collateral pledged for repurchase agreements amounted to approximately $117,992,000.

The securities underlying the reverse repurchase agreements were delivered to, and are held by, the Company. As part of Company's normal business practice, collateral received under reverse repurchase agreements is pledged as collateral under repurchase agreements. At December 31, 2003, the fair value of the collateral that the Company received from reverse repurchase agreements and is permitted by contract or custom to repledge was $70,444,602. The Company has repledged $66,840,231 of that collateral for repurchase agreements as of December 31, 2003.

The following table summarizes certain information on securities sold under agreements to repurchase as of December 31, 2003.

Maximum aggregate balance outstanding at any month-end	$ 327,380,297
Average monthly aggregate balance outstanding	$ 138,754,264
Weighted average interest rate	
At December 31,	0.95%
For the year	1.16%

8. Income Tax

The Company is subject to Puerto Rico income tax and files a separate income tax return. Income on certain securities owned is exempt from Puerto Rico income tax, net of interest expense and certain other costs allocated to such exempt interest.

The components of the provision for income tax for the year ended December 31, 2003 are as follows:

Current	$ 1,081,710
Deferred	199,535
	$ 1,281,245

The deferred tax provision consisted of the following:

Change in unrealized gain on securities	$ 81,770
Change in allowance for bad debts	117,765
	$ 199,535

Temporary differences which give rise to deferred tax at December 31, 2003 were as follows:

Deferred tax liability	
Unrealized gain on securities owned and securities pledged to creditors	$ 355,961
Deferred tax asset	
Allowance for bad debts	(108,583)
Net deferred tax liability	$ 247,378

A reconciliation of the amount computed applying the statutory income tax rate and the reported income tax provision follows:

	Amount	**% of pre-tax income**
Computed income tax at statutory rate	$ 2,664,695	39.0%
Exempt interest income, net	(1,405,099)	(20.0)%
Other	21,649	.4%
Income tax provision	$ 1,281,245	19.4%

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2003, the Company had net capital of $17,618,441 which was $17,368,441 in excess of its required net capital. The Company's aggregate indebtedness to net capital was 0.13 to 1.

10. Commitments and Contingencies

The Company operates in office facilities under a noncancellable operating lease agreement with an affiliate, expiring on January 12, 2012. Rent expense for the year ended December 31, 2003 amounted to $225,737.

Future minimum rental payments under operating lease agreements are approximately as follows:

Year	Amount
2004	$ 99,710
2005	99,710
2006	99,710
2007	99,710
2008 and later years	407,149
	$ 805,989

11. Financial Instruments

In the normal course of business, the Company enters into various transactions involving derivatives and other financial instruments. These financial instruments include options on financial futures and futures contracts. These derivative financial instruments are used to conduct trading activities, and manage market risks and are subject to varying degrees of market risks. The majority of the transactions are on an intra-day basis and there is not typically an open position at the end of each business day. At December 31, 2003 and for the year then ended, there were no such contracts outstanding.

Futures contracts are executed in an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, future contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. The Company establishes limits for such activities and monitors compliance on a daily basis.

12. Concentration of Credit Risk

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the investment. The Company monitors the credit standing of each counterparty. Also, geographic concentration exists since most of the Company's business activity is with customers located in Puerto Rico.

PRICEWATERHOUSECOOPERS

Doral Securities, Inc.

(a wholly-owned subsidiary of Doral Financial Corporation)

Report on Internal Control

December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
254 Munoz Rivera Avenue
BBV Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Auditors on Internal Control

To the Board of Directors
of Doral Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Doral Securities, Inc. (the "Company") (a wholly-owned subsidiary of Doral Financial Corporation) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by SEC Rule 15c3-3(e);
(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2004

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1935624 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report